                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)


            Wilshire Real Estate Investment Trust Inc.
-------------------------------------------------------------------------
                        (Name of Issuer)


             Common Stock, par value $0.0001 per share
-------------------------------------------------------------------------
                  (Title of Class of Securities)


                            971892104
--------------------------------------------------------------------------
                          (CUSIP Number)



                       Value Partners, Ltd.
                        4514 Cole Avenue
                           Suite 808
                       Dallas, Texas 75205
                     Attn.:  Timothy G. Ewing
                          (214) 522-2100
----------------------------------------------------------------------------
(Name, Address, Telephone Number of Person Authorized to Receive Notices and
                         Communications)

                        February 26, 1999

     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------
CUSIP No. 971892104                 13D
---------------------------
----------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Value Partners, Ltd., 75-2291866
----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                              (b) [ ]
----------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                          [ ]
    N/A
----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas
----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY
    OWNED BY EACH REPORTING
      PERSON WITH
                               7.  SOLE VOTING POWER
                                   1,000,000
                               ---------------------------------------------
                               8.  SHARED VOTING POWER
                                   0*
                               ---------------------------------------------
                               9.  SOLE DISPOSITIVE POWER
                                   1,000,000
                               ---------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   0*
                               ---------------------------------------------
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,000*
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES  [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.7%
----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
----------------------------------------------------------------------------

---------------------------
CUSIP No. 971892104              13D
---------------------------

   *But see Item 5.
----------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Ewing & Partners, 75-2741747
----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                            (b) [ ]
----------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    N/A
----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                        [ ]
    N/A
----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas
----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY
  OWNED BY EACH REPORTING
       PERSON WITH             ---------------------------------------------
                               7.  SOLE VOTING POWER
                                   0
                               ---------------------------------------------
                               8.  SHARED VOTING POWER
                                   1,000,000*
                               ---------------------------------------------
                               9.  SOLE DISPOSITIVE POWER
                                   0
                               ---------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   1,000,000*
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,000*
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES[ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.7%*
----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     PN
----------------------------------------------------------------------------

---------------------------
CUSIP No. 971892104                  13D
---------------------------

*But See Item 5.
----------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Timothy G. Ewing
----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                            (b) [ ]
----------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    N/A
----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
    PURSUANT TO ITEM 2(d) OR 2(e)
    N/A
----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY
  OWNED BY EACH REPORTING
       PERSON WITH               -------------------------------------------
                                 7.  SOLE VOTING POWER
                                     0
                                 -------------------------------------------
                                 8.  SHARED VOTING POWER
                                     1,000,000*
                                 -------------------------------------------
                                 9.  SOLE DISPOSITIVE POWER
                                     0
                                 -------------------------------------------
                                 10. SHARED DISPOSITIVE POWER
                                     1,000,000*
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,000*
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES[ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.7%*
----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
----------------------------------------------------------------------------

                        Amendment No. 1

     Value Partners, Ltd. ("Value Partners") hereby amends its Schedule 13D relating to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Wilshire Real Estate Investment Trust Inc. (the "Company").

     The following Items are hereby supplemented in the manner indicated.

Item 2.  Identity and Background
--------------------------------
     (a)-(b) Value Partners, Ltd. ("Value Partners") is a Texas limited partnership. Ewing & Partners, a Texas general partnership, is the general partner of Value Partners. Timothy G. Ewing and Ewing Asset Management, Inc., a Texas limited liability company ("EAM"), are the general partners of Ewing
& Partners, and Mr. Ewing is the managing general partner of Ewing & Partners. EAM is controlled by Mr. Ewing. The principal place of business for Value Partners, Ewing & Partners, EAM and Mr. Ewing is 4514 Cole Avenue, Suite 808, Dallas, Texas 75205.

     Value Partners, Ewing & Partners and Mr. Ewing are sometimes hereinafter referred to as the "Reporting Persons."

Item 4.  Purpose of Transaction
-------------------------------
     The shares of Common Stock purchased by Value Partners have been acquired for investment purposes. Value Partners may make additional purchases of Common Stock either in the open market or in private trans-actions depending on its evaluation of the Company's business, financial condition, prospects, the market for the Common Stock, other opportunities available to Value Partners, general market and economic conditions and other future developments. Depending on the same factors, Value Partners may decide to sell all or part of its investment in the Common Stock, although it has no current intention to do so.

     As previously reported, although Value Partners' purchases of Common Stock have been made for investment, as a result of recent losses reported by the Company, Value Partners intends to evaluate means of enhancing the value of its and other shareholders' investment in the Common Stock of the Company, including without limitation the appropriateness of (i) changes in the board of directors or management of the Company; (ii) the composition of the assets of the Company; (iii) the investment policies and practices of the Company; (iv) the Company's status as a real estate investment trust under the Internal Revenue Code of 1986, as amended; (v) the status of Wilshire Realty Services Corporation, a wholly-owned subsidiary of Wilshire Financial Services Group Inc. ("WFSG"), as manager of the Company; (vi) consummated and proposed trans-actions between the Company and WFSG, whether pursuant to WFSG's proposed reorganization or otherwise; and (vii) a merger or other change in control involving the Company.

     In connection with the foregoing evaluation, which is ongoing, on February 26, 1999,Value Partners sent a letter to the current and former directors of the Company which expressed concerns regarding, among other things, (i) past transactions between the Company and WFSG and its affiliates and (ii) proposed transactions between the Company and WFSG and its affiliates as part of a proposed pre-packaged filing by WFSG under Chapter 11 of the U.S. Bankruptcy Code, as described in a Solicitation and Disclosure Statement of WFSG, dated February 1, 1999. In its letter to current and former directors of the Company, a copy of which is filed as an exhibit to this amended Schedule 13D and is hereby incorporated herein by reference, Value Partners requested that the Company should re-open negotiations immediately with WFSG in order to address the damage already inflicted on the Company by the referenced transactions and in order to mitigate the effects on the Company of the proposed reorganization of WFSG. Among other things, Value Partners requested that (i) the terms of a $10.0 million debtor-in-possession loan facility proposed to be provided by the Company (through a subsidiary) to WFSG be revised to provide for repayment by WFSG immediately upon the effective date of its bankruptcy reorganization; (ii) the proposed terms for settlement of a $17.7 million unsecured loan previously made by the Company to WFSG be revised to provide for cash payments at a market interest rate for similar unsecured debt; (ii) Andrew A. Wiederhorn and Lawrence A. Mendelsohn, directors and executive officers of the Company and directors, executive officers and controlling stockholders of WFSG, immediately resign from the Board of Directors of the Company because of their fundamental and irreconcilable conflicts of interest, to be replaced by independent directors acceptable to the shareholders of the Company; and (iv) the Board of Directors of the Company retain independent counsel to (x) review the Management Agreement between the Company and Wilshire Realty Services Corporation, a subsidiary of WFSG, to determine whether a basis exists for termination thereof for cause and (y) investigate and advise the Board of Directors as to any possible claims which the Company may have against WFSG, its corporate affiliates and their respective directors and officers for breach of their duties and obligations to the Company, and pending completion of such investigation, Value Partners requested that the Company not give any releases to WFSG, its corporate affiliates or any of their respective directors or officers. Should the Board of Directors of the Company fail to address the foregoing issues immediately, Value Partners intends to pursue all legal remedies available to it.

     Other than as set forth above, none of the Reporting Persons has any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate trans-action, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------
     The following documents are filed as exhibits to this Schedule 13D:

     Exhibit 1 Second Amended and Restated Agreement of Limited Partnership of Value Partners, dated as of January 1, 1998.(1)

     Exhibit 2 Amended and Restated Management Agreement between Ewing & Partners and Value Partners (included as Exhibit A to
                  Exhibit 1 to this Schedule 13D).(1)

     Exhibit 3 Amended and Restated Agreement of General Partnership of Ewing & Partners, dated as of January 1, 1998.(2)

     Exhibit 4 Joint Filing Agreement, dated as of February 8, 1998, among Value Partners, Ewing & Partners and Mr. Ewing.(1)

     Exhibit 5 Letter, dated February 26, 1999, from Value Partners to current and former directors of the Company.
--------------
(1) Incorporated by reference to the initial filing on Schedule 13D to which this Amendment relates.

(2) Incorporated by reference to Amendment No. 9 to the Schedule 13D filed on January 8, 1998 by Value Partners, Ewing & Partners and Mr. Ewing with respect to their interests in Allstate Financial Corporation.

                            SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                         VALUE PARTNERS, LTD.

                             By:  EWING & PARTNERS, its General Partner

  March 1, 1999                   By:     /s/ Timothy G. Ewing
                                          --------------------------------
                                          Timothy G. Ewing,
                                          Managing Partner


                                   EWING & PARTNERS


March 1, 1999                     By:    /s/ Timothy G. Ewing
                                         ---------------------------------
                                         Timothy G. Ewing,
                                         Managing Partner


March 1, 1999                     By:    /s/ Timothy G. Ewing
                                         ---------------------------------
                                         Timothy G. Ewing